April 14, 2006



Mail Stop 4561

Mr. F. Scott Dueser
President and Chief Executive Officer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, Texas 79601


Re:	First Financial Bankshares, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed February 28, 2006
	Form 10-K/A for Fiscal Year Ended December 31, 2005
	Filed March 2, 2006
	File Number: 000-07674


Dear Mr. Dueser:

      We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *









Form 10-K/A, filed March 2, 2006

1. We note that you have filed an amended Form 10-K to correct your
Section 302 certifications. We also note that the dates of the corrected certifications included in your amended filing are the same as the dates of your originally filed certifications included in your
Form 10-K filed on February 28, 2006. Please amend your filing to include certifications updated to coincide with the date of your filing. When you amend your filing, please also note that this information is required to be filed as exhibits in EDGAR, not just labeled as exhibits.

* * * * *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.



      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3492, if you have questions regarding this comment.


      Sincerely,


      John P. Nolan
      Accounting Branch Chief
Mr. F. Scott Dueser
First Financial Bankshares, Inc.
April 14, 2006
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